August 17, 2009

VIA FAX AND EDGAR
(703) 813-6967

Mr. J. Nolan McWilliams
Mr. Daniel Morris
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N. E.
Washington, DC 20549

Re:          CSX Corporation
Form 10-K for the fiscal year ended December 26, 2008
Filed February 19, 2009
Schedule 14A filed March 24, 2009
File No. 001-08022

Dear Mr. McWilliams and Mr. Morris:

CSX Corporation (“CSX” or the “Company”) is writing in response to the Staff’s comment letter dated July 15, 2009, with respect to the above-referenced filings.  CSX believes this letter responds fully to the Staff’s comment as requested.  For purposes of convenience, the Staff's comment is set forth below, followed by the Company’s response.

Schedule 14A

Compensation Discussion & Analysis, page 17

1.
We note your response to prior comment 1 and reissue in part.  It remains unclear why you believe that your safety performance metrics should not be disclosed.  We note, for instance, that the company is regulated by the Federal Railroad Administration and therefore information regarding the company’s safety record is publicly available.  If you believe that your safety performance targets may be omitted due to the risk of competitive harm, you must provide additional detailed analysis in support of this conclusion.  We request that you describe in detail how the disclosure of performance targets might allow your competitors and suppliers (and other third parties, as applicable) to extrapolate sensitive information about the company’s financial condition, capital strategies and business plan and how disclosure of such targets for a past fiscal year would harm you in specific ways that you are not harmed by the significant public information regarding your safety record that is presently available.  In your response, please provide illustrative examples clearly demonstrating how a competitor, or supplier (or other third party, as applicable) could deconstruct the target numbers to ascertain confidential commercial or financial information and then utilize such information in a manner which is harmful to the company.  Refer to Instruction 4 of Item 402(b) or Regulation S-K.

J. Nolan McWilliams
U. S. Securities and Exchange Commission
August 17, 2009

CSX Response

We confirm that in future filings, as part of our discussion regarding compensation paid to the named executive officers, we will quantify the specific safety performance targets under the Company’s 2009 Management Incentive Compensation Plan.

Conclusion

CSX believes that the above responds fully to the comments of the Staff.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (904) 359-1507 if you would like additional information or if the Staff has additional comments.

Very truly yours,

/s/ Carolyn T. Sizemore
Carolyn T. Sizemore
Vice President & Controller
CSX Corporation

Cc:
Ellen M. Fitzsimmons
Senior Vice President Law & General Counsel
CSX Corporation

Lisa Mancini
Senior Vice President Human Resources
CSX Corporation

Oscar Munoz
Executive Vice President & Chief Financial Officer
CSX Corporation